U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K  ☐ Form 20-F  ☒ Form 11-K  ☐ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information

Full Name of Registrant: Patriot Coal Corporation 401(k) Retirement Plan

Former Name if Applicable: NA

Address of Principal Executive Office: 12312 Olive Boulevard, Suite 400, St. Louis, Missouri 63141

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K that is the subject of this 12b-25 extension is being filed in order to report the information required of the Patriot Coal Corporation 401(k) Retirement Plan, as Amended and Restated (the Plan) for the fiscal year ended December 31, 2011.  Patriot Coal Corporation (Patriot) is the Plan’s Sponsor.  On July 9, 2012, the Plan Sponsor announced that Patriot and substantially all of its wholly owned subsidiaries have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the Bankruptcy Court).  Patriot has taken this action in order to undertake a comprehensive financial restructuring.

Patriot has determined that it is unable as Plan Sponsor to file the Plan’s Form 11-K with the Securities and Exchange Commission for the fiscal year ended December 31, 2011 until the Bankruptcy Court approves Ernst & Young LLP as Patriot’s external auditors.  Patriot expects to file such Form 11-K with the Securities and Exchange Commission as soon as possible thereafter.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Mark N.Mark N. Schroeder, Senior Vice President and Chief Financial Officer	(314) 275-3685
(Name and Title)	(Area code) (Telephone number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

X Yes	__ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes	__ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2011, there was net unrealized depreciation in the value of the Plan’s investments of approximately $5.1 million as compared to net unrealized appreciation in the value of the Plan’s investments of $12.6 million for the year ended December 31, 2010.  Of the total decrease in net unrealized value of the Plan’s investments of approximately $17.7 million, $2.9 million related to net unrealized depreciation in the Patriot Coal Stock Fund and $14.8 million related to net unrealized depreciation in the value of mutual funds due to overall unfavorable stock market conditions.

Patriot Coal Corporation 401(k) Retirement Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 12, 2012	By: /s/ Mark N. Schroeder

Name: Mark N. Schroeder Title: Senior Vice President and Chief Financial Officer